A7FL Inc



ANNUAL REPORT

9631 Stones River Park Way

Boca Raton, FL 33428

(561) 877-0992

https://www.a7fl.com

This Annual Report is dated April 24, 2023.

BUSINESS

The A7FL, American 7s Football League, was founded in March 2014 as a 7-on-7 full-contact tackle football league played without helmets or hard shell pads. While the league's full contact excitement appeals to fans (600k social followers), we've tailored the 7-on-7 style of play to reduce head-to-head contact, the biggest problem in traditional American (NFL) football.

Athletes generally range from 18 to 30 years of age, but must be at least 18 and sign an injury waiver. The A7FL field size is 100 x 37 yards and does not utilize the field goal posts. With fewer men on the field than traditional 11-on-11 football, the narrower field width increases the pace of the action. The quarterback has 4 eligible targets with 2 down linemen. Offenses can run bone or pistol, and there are no blitz restrictions for the defense.

The A7FL season runs from April to July.

Previous Offerings

Between March 2020 and March 2022, we sold 569,198 shares of Crowdfunding Units in exchange for $1.25 per share under Regulation Crowdfunding.

Between July 2022 and November 2022, we sold 8,136 shares of Crowdfunding Units in exchange for $2.50 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Results of operations
Year ended December 31, 2022, compared to year ended December 31, 2021

Revenue
2022 was a year of significant growth for the Company. The league expanded to add a new division/market in Columbus Ohio and expanded media rights distribution partnerships with Stadium, fubo Sports Network, and Fite.tv playing a full 12 week season including national playoffs, with revenues increasing from $244,908 in 2021 to $271,086 in 2022.

$75,000 of that revenue came from establishing the new A7FL Columbus division, giving the league a total of 9 divisions and a nationwide footprint. In each market, a licensee paid the league a license fee and/or invested in the league's StartEngine equity crowdfunding campaign in return for a 3-year license with the opportunity for an automatic 3-year extension if the division remains in good standing.

In 2022, the league's expansion to 9 markets as well as increasing investment in production and marketing led to media rights deals with new partners Stadium, and a continuing relationship with highlight-focused distribution partner WAVE.tv and fubo Sports Network. In total, the Company's media rights revenues from all sources grew to $108,207 in 2022 vs $28,989 in 2021.

The company also recognized $4,622 in sponsorship income in 2022.

Cost of Sales
2022's cost of sales rose to $291,273 up from $222,134 in fiscal year 2021, largely due to increases in live production expenses as well as advertising and professional fees related to our equity crowdfunding campaign, and retainer payments to sponsor sales, marketing and communications vendors.

Gross margins
Gross profit was -$20,186.57 in 2022 compared to $22,772 in 2021, as we increased both revenues and expenses due to expansion to 9 divisions and increased production and marketing spending.

Expenses

Our 2022 expenses totaled $138,487 compared to $213,100 in 2021 as we continued to pay the commissions, advertising, legal and accounting expenses related to our StartEngine crowdfunding campaign; operated new subsidiaries for live event production and intellectual property licensing; and maintained our increases in social media marketing including graphic design, reporting and highlight production.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should expect in the future.

During 2022, we launched our second StartEngine campaign and began investing the proceeds into the league and specifically our production and marketing. This investment has helped legitimize our unique style of football and put our league on a strong growth trajectory that has and will continue to result in increased revenues. Moving forward, we plan to continue this investment as we expand our viewership and establish an exciting foundation for future partnership and revenue opportunities.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $121,986.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sener Korkusuz
Amount Owed: $17,984.78
Interest Rate: 0.0%
Maturity Date: December 31, 2023
This debt does not accrue interest and is payable at a future date to be determined by management.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sener Korkusuz
Sener Korkusuz's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO; Director, Secretary
Dates of Service: May, 2014 - Present
Responsibilities: Business operations, marketing, tech. Sener does not currently take any compensation and has 34.92% voting power at A7FL.

Name: Ryan DePaul
Ryan DePaul's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President

Dates of Service: May, 2014 - Present
Responsibilities: Football operations and video production. This is Ryan's primary job where he works full-time. Ryan does not currently take any compensation and has 34.92% voting power at A7FL.

Other business experience in the past three years:

Employer: RD Plex
Title: Founder
Dates of Service: March, 2012 - Present
Responsibilities: This is not Ryan's primary job. Ryan spends 10% or less time actively working on the business (4 hours per week or less).

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Sener Korkusuz
Amount and nature of Beneficial ownership: 2,730,000
Percent of class: 34.92
Title of class: Common Stock

Stockholder Name: Ryan DePaul
Amount and nature of Beneficial ownership: 2,730,000
Percent of class: 34.92

RELATED PARTY TRANSACTIONS

Name of Entity: Sener Korkusuz
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Shareholder loans made to Company totaling $17,984.78.
Material Terms: No interest shareholder loan to Company payable at a future date to be determined by management.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 856,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,027,334 outstanding.

Voting Rights

One vote per each share. Each vote is granted to CEO or successor by proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Securities

The Amount Outstanding includes the shares on a fully diluted basis which is a combination of:

1. Current Amount Issued: 7,027,334

2. Current Outstanding Options: 790,000

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a league for no pads no helmets tackle football. Our revenues are therefore dependent upon the market for such type of football. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Therefore, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits A7FL Inc was formed on 5/28/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A7FL Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns, amongst its intellectual property, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, including but not limited to, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the intellectual property unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a sports business, we produce live events which we record and then distribute via traditional linear networks but also via the internet. We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Company's computer service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Company could harm our reputation and materially negatively impact our financial condition and business. Increased Competitive Pressures May Reduce Company Revenues or Increase Costs A7FL competes with larger and more established sports leagues and may compete in the future with other leagues and sports that have yet to be established and may try to imitate our rules or style of play. The principal competitors in the sports entertainment industry have longer operating histories, larger fan bases, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. Either they or newly established leagues or teams may attempt to imitate our rules, recruit our talent or otherwise create a similar product. Increased competition may divert consumers to other sporting events and entertainment, which could reduce A7FL's revenue, including licensing or sponsorship fees, or increase its costs, including marketing and personnel. Risk Associated with Managing Sports Leagues The Company's management of a sports league creates a risk of liability for the Company, including but not limited to claims of bodily injury, property damage, intellectual property infringement, or breach of contract arising from league and team operations, venues, products and services, advertising, as well as participant or spectator injuries. The Company maintains general liability coverage that includes coverage for our events and we require all athletes to sign liability waivers and maintain their personal health insurance. Additionally, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and require players to agree to a variety of terms including those developed to minimize the causes and/or contributing factors which often form the basis of lawsuits associated with a sports team, including the league in which the teams participate. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming and adversely impact the Company's brand even if the outcome is favorable to the Company while an adverse outcome could subject the Company to significant financial liabilities that could result in decreased profitability for the Company and loss of your investment. Sports-Related Injury Risks All forms of sports and athletics are inherently dangerous to athletes. As a result, the Company, as well as the teams that compete in the A7FL, face unique risks for liability regarding sports-related injuries. As previously stated, the Company has conducted research and developed practices and strategies to minimize harm and promote safety and ensure compliance with state and federal sports safety regulations. In addition, we require all players to sign a liability waiver in favor of the Company and require players agree to rules and terms including those developed to minimize the causes and/or contributing factors that can lead to athletic injuries. However, the Company cannot guarantee that these or any other strategies will successfully prevent liability. The defense and prosecution of these claims may be costly, time consuming; the publicity may adversely impact the Company's brand even if the outcome is favorable to the Company; and an adverse outcome could subject the Company to significant financial liabilities and any of these potential effects could result in decreased profitability for the Company and loss of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

A7FL Inc

By   /s/ *Sener Korkusuz*

   Name: A7FL INC

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Sener Korkusuz (Print Name), the CEO (Principal Executive Officers) of A7FL INC (Company Name), hereby certify that the financial statements of A7FL INC (Company Name) and notes thereto for the periods ending 12/31/2021 (first Fiscal Year End of Review) and 12/31/2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [2022] the amounts reported on our tax returns were total income of $271,086.56; taxable income of $-20,186.57 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/5/2023 (Date of Execution).

Sener K (Signature)

CEO (Title)

4/5/2023 (Date)


A7FL, Inc.
Balance Sheet
As of 12.31.2021


ACCOUNTING OFFICE

ACCOUNTS	A7FL Inc.	A7FL Licensing LLC	A7FL Live LLC	Total
Assets				
Cash and Bank				
BUS COMPLETE CHK (225)	0	$0.00	$87,370.49	87370.49
BUS COMPLETE CHK (911)	$0.00	$4,373.81	0	$4,373.81
BUS CHK #0701	$78,455.18	0	0	$78,455.18
Total Cash and Bank	**78455.18**	**$4,373.81**	**$87,370.49**	**170199.48**
Other Assets				
Deposits held	$34,188.19	0	0	$34,188.19
Due Fron A7FL, Inc.	$0.00	$554.75	$17,360.01	$17,914.76
Due From A7FL Licensing LLC	$17,420.00	0	$44,704.63	$62,124.63
Due From A7FL Live LLC	$16,625.00	$8,000.00		$24,625.00
Due from Shareholder: Ryan	$5,193.50	0		$5,193.50
Due from Shareholder: Sener	$28,396.80	0		$28,396.80
Less Accumulated Amortization	-$10.00	0		-$10.00
Patents, trademarks, and copyri	$125.00	0		$125.00
Total Assets	**$180,393.67**	**$12,928.56**	**$149,435.13**	**$342,757.36**
Liabilities				
Central Bill 6166	$13,327.21	0	0	$13,327.21
Chase Credit Card # 1743	$8,912.38	0	0	$8,912.38
CREDIT CARD (5707)	$729.04	0	0	$729.04
Due to A7FL Inc	$0.00	$17,420.00	$16,625.00	$34,045.00
Due to A7FL Licensing, LLC	$554.75	0	$8,000.00	$8,554.75
Due to A7FL Live, LLC	$17,360.01	$44,704.63	0	$62,064.64
Due to Shareholder: Sener	$50,900.00	0	0	$50,900.00
Total Liabilities	**$91,783.39**	**$62,124.63**	**$24,625.00**	**$178,533.02**
Equity				
Common Stock	$4,330.76	0	0	$4,330.76
PIC in excess of par, common s	$605,641.76	0	0	$605,641.76
Retained Earnings				
Profit for all prior years	-$247,820.98	-$420.00	-$225.00	-$248,465.98
Profit between Jan 1, 2021 and	-$269,880.58	-$48,776.07	$125,035.13	-$193,621.52
Owner's Equity	-$3,660.68	0	0	-$3,660.68
Total Retained Earnings	**-$521,362.24**	**-$49,196.07**	**$124,810.13**	**-$445,748.18**
Total Equity	**$88,610.28**	**-$49,196.07**	**$124,810.13**	**-$281,523.84**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

A7FL, Inc.
Income Statement
01.01.2021 to 12.31.2021

ACCOUNTING
OFFICE

	A7FL Inc.	A7FL Licensing LLC	A7FL Live LLC	Total
Income				
Sales	$43,501.36	$27,994.83	$172,971.62	$244,467.81
Total Income	**$43,501.36**	**$27,994.83**	**$172,971.62**	**$244,467.81**
Cost of Goods Sold				
Cash Prize Payouts	$7,500.00	$14,000.00	$4,500.00	**$26,000.00**
Merchandise	$16,637.64	$0.00	$0.00	**$16,637.64**
Subcontracted Servi	$88,547.19	$52,313.96	$38,634.98	**$179,496.13**
Total Cost of Gc	**$112,684.83**	**$66,313.96**	**$43,134.98**	**$222,133.77**
Gross Profit	**-$69,183.47**	**-$38,319.13**	**$129,836.64**	**$22,334.04**
Operating Expenses				
Accounting Fees	$3,500.00	$0.00	$0.00	$3,500.00
Advertising	$26,184.17	$9,500.00	$0.00	$35,684.17
Amortization	$8.00	$0.00	$0.00	$8.00
Bank Service Charg	$446.62	$2.50	$65.01	$514.13
Business Licenses &	$546.00	$0.00	$0.00	$546.00
Computer – Hardwa	$7,600.91	$0.00	$0.00	$7,600.91
Computer – Hosting	$2,661.65	$0.00	$0.00	$2,661.65
Computer – Internet	$669.68	$0.00	$0.00	$669.68
Computer – Softwar	$4,390.20	$0.00	$0.00	$4,390.20
Corporate tax	$2,965.00	$0.00	$0.00	$2,965.00
Dues & Subscription	$1,504.93	$126.00	$0.00	$1,630.93
Insurance	$2,008.00	$0.00	$0.00	$2,008.00
Interest Expense	$2,841.27	$0.00	$0.00	$2,841.27
Legal Fees	$1,914.41	$0.00	$0.00	$1,914.41
Meals and Entertain	$500.17	$0.00	$0.00	$500.17
Merchant Fees	$0.00	$0.00	$50.09	$50.09
Office Supplies	$6,704.82	$0.00	$0.00	$6,704.82
Payroll Tax	$1,362.78	$0.00	$0.00	$1,362.78
Payroll – Salary & W	$12,500.00	$0.00	$0.00	$12,500.00
Postage and deliver	$2,260.57	$0.00	$0.00	$2,260.57
Professional Fees	$74,791.82	$0.00	$4,686.41	$79,478.23
Rent Expense	$17,813.71	$0.00	$0.00	$17,813.71
Repairs & Maintenar	$689.12	$0.00	$0.00	$689.12
Sponsorship	$21,893.00	$0.00	$0.00	$21,893.00
Telephone – Land Li	$674.01	$0.00	$0.00	$674.01
Telephone – Wireles	$1,105.80	$0.00	$0.00	$1,105.80
Travel Expense	$2,659.39	$828.44	$0.00	$3,487.83
Vehicle – Fuel	$501.08	$0.00	$0.00	$501.08
Total Operating	**$200,697.11**	**$10,456.94**	**$4,801.51**	**$215,955.56**
Net Profit	**-$269,880.58**	**-$48,776.07**	**$125,035.13**	**-$193,621.52**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

A7FL, Inc.
Balance Sheet
As of 12.31.2022



ACCOUNTS	A7FL Inc.	A7FL Licensing LLC	A7FL Live LLC	Total
Assets				
Cash and Bank				
BUS COMPLETE CHK (225)	$0.00	$0.00	$79,946.58	$79,946.58
BUS COMPLETE CHK (911)	$0.00	$39,481.92	$0.00	$39,481.92
BUS CHK #0701	$2,558.17	$0.00	$0.00	$2,558.17
Total Cash and Bank	**$2,558.17**	**$39,481.92**	**$79,946.58**	**$121,986.67**
Other Assets				
Deposits held	$38,292.10	$0.00	$0.00	$38,292.10
Due from Shareholder: Ryan	$8,929.43	$0.00	$0.00	$8,929.43
Due from Shareholder: Sener	$16,675.79	$0.00	$0.00	$16,675.79
Less Accumulated Amortization	-$30.00	$0.00	$0.00	-$30.00
Patents, trademarks, and copyri	$350.00	$0.00	$0.00	$350.00
Total Other Assets	**$64,217.32**	**$0.00**	**$0.00**	**$64,217.32**
Total Assets	**$66,775.49**	**$39,481.92**	**$79,946.58**	**$186,203.99**
Liabilities				
Central Bill 6166	$14,773.43	$0.00	$0.00	$14,773.43
Chase Credit Card # 1743	$9,473.43	$0.00	$0.00	$9,473.43
CREDIT CARD (5707)	$2,660.21	$0.00	$0.00	$2,660.21
CC # 5212 Ryan	$0.00	$0.00	$15,195.60	$15,195.60
Due to Shareholder: Ryan	$0.00	$0.00	$0.00	$0.00
Due to Shareholder: Sener	$34,660.57	$0.00	$0.00	$34,660.57
Net Wages Payable	$0.00	$0.00	$0.00	$0.00
Payroll Tax Payable	-$110.64	$0.00	$0.00	-$110.64
Total Liabilities	**$61,457.00**	**$0.00**	**$15,195.60**	**$76,652.60**
Equity				
Common Stock	$713,973.94	$0.00	$0.00	$713,973.94
PIC in excess of par, common s	$0.00	$0.00	$0.00	$0.00
Owner Distributions: Ryan	$0.00	$0.00	$0.00	$0.00
Owner Distributions: Sener	$0.00	$0.00	$0.00	$0.00
Retained Earnings				
Profit for all prior years	-$517,701.56	-$49,196.07	$124,810.13	-$442,087.50
Profit between Jan 1, 2022 and	-$183,907.71	$125,508.11	-$100,274.77	-$158,674.37
Owner's Equity	-$7,046.18	-$36,830.12	$40,215.62	-$3,660.68
Total Retained Earnings	**-$708,655.45**	**$39,481.92**	**$64,750.98**	**$109,551.39**
Total Equity	**$5,318.49**	**$39,481.92**	**$64,750.98**	**$219,102.78**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

A7FL, Inc.
Income Statement
01.01.2022 to 12.31.2022

	A7FL Inc.	A7FL Licensing LLC	A7FL Live LLC	Total
Income				
Sales	$1,431.79	$75,000.00	$84,751.47	$161,183.26
Media Rights & Mon	$0.00	$108,207.65	$0.00	$108,207.65
Other Revenue	$240.40	$0.00	$1,044.79	$1,285.19
Players Fee Income	$0.00	$0.00	$0.00	$0.00
Sponsorship Income	$1,199.00	$2,412.26	$1,011.41	$4,622.67
Returns and Allowar	-$4,212.21	$0.00	$0.00	-$4,212.21
Total Income	**-$1,341.02**	**$185,619.91**	**$86,807.67**	**$271,086.56**
Cost of Goods Sold				
Cash Prize Payouts	$25,000.00	$5,400.00	$1,000.00	**$31,400.00**
Field Rental	$985.13	$0.00	$18,106.50	**$19,091.63**
Merchandise	$22,163.84	$0.00	$0.00	**$22,163.84**
Referees	$22,834.51	$0.00	$2,600.00	**$25,434.51**
Subcontracted Servi	$0.00	$54,681.80	$138,501.35	**$193,183.15**
Total Cost of Gc	**$70,983.48**	**$60,081.80**	**$160,207.85**	**$291,273.13**
Gross Profit	**-$72,324.50**	**$125,538.11**	**-$73,400.18**	**-$20,186.57**
Operating Expenses				
Accounting Fees	$1,250.00	$0.00	$1,250.00	$2,500.00
Advertising	$9,893.02	$0.00	$5,067.90	$14,960.92
Amortization	$20.00	$0.00	$0.00	$20.00
Bank Service Charg	$393.29	$30.00	$55.00	$478.29
Business Licenses &	$450.00	$0.00	$0.00	$450.00
Charitable Donation	$100.00	$0.00	$0.00	$100.00
Computer – Hardwa	$240.75	$0.00	$2,842.55	$3,083.30
Computer – Hosting	$3,720.58	$0.00	$777.74	$4,498.32
Computer – Internet	$666.98	$0.00	$0.00	$666.98
Computer – Softwar	$6,288.83	$0.00	$1,619.57	$7,908.40
Corporate tax	$75.50	$0.00	$8.75	$84.25
Dues & Subscription	$1,933.89	$0.00	$1,570.45	$3,504.34
Insurance	$9,563.00	$0.00	$350.00	$9,913.00
Interest Expense	$4,120.76	$0.00	$0.00	$4,120.76
Legal Fees	$7,685.59	$0.00	$0.00	$7,685.59
Meals and Entertain	$586.96	$0.00	$0.00	$586.96
Media Expenses	$119.00	$0.00	$0.00	$119.00
Merchant Fees	$1.40	$0.00	$2,056.03	$2,057.43
Office Supplies	$1,641.79	$0.00	$914.26	$2,556.05
Payroll Tax	$1,539.41	$0.00	$0.00	$1,539.41
Payroll – Salary & W	$16,000.00	$0.00	$0.00	$16,000.00
Postage and deliver	$629.53	$0.00	$281.15	$910.68
Professional Fees	$26,998.66	$0.00	$0.00	$26,998.66
Rent Expense	$12,534.02	$0.00	$7,223.00	$19,757.02
Repairs & Maintenai	$0.00	$0.00	$0.00	$0.00
Sponsorship	$597.00	$0.00	$0.00	$597.00
Telephone – Land Li	$751.89	$0.00	$0.00	$751.89
Telephone – Wireles	$1,747.79	$0.00	$200.00	$1,947.79
Travel Expense	$1,414.84	$0.00	$2,038.72	$3,453.56
Team Travel	$0.00	$0.00	$500.00	$500.00
Vehicle – Fuel	$618.73	$0.00	$119.47	$738.20
Total Operating	**$111,583.21**	**$30.00**	**$26,874.59**	**$138,487.80**
Net Profit	**-$183,907.71**	**$125,508.11**	**-$100,274.77**	**-$158,674.37**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Cash Flow

A7FL Inc

Date Range: Jan 01, 2021 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Sales	
Sales	$43,501.36
Total Sales	**$43,501.36**
Purchases	
Payments to Central Bill 6166	-$30,415.78
Payments to Chase Credit Card # 1743	-$47,279.44
Payments to CREDIT CARD (5707)	-$7,533.38
Accounting Fees	-$1,500.00
Advertising	-$5,548.95
Bank Service Charges	-$445.00
Computer – Software	-$9.95
Corporate tax	-$2,665.00
Dues & Subscriptions	-$660.00
Legal Fees	-$1,914.41
Postage and delivery	-$1,683.56
Rent Expense	-$10,233.42
Sponsorship	-$20,500.00
Cash Prize Payouts	-$7,500.00
Merchandise	-$1,792.10
Subcontracted Services	-$82,456.75
Total Purchases	**-$222,137.74**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Inventory	
Payroll	
Net Wages Payable paid	-$10,885.35
Payroll Tax Payable paid	-$2,422.68
Total Payroll	**-$13,308.03**
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$191,944.41**
Investing Activities	
Property, Plant, Equipment	
Other	
Payments for Due From A7FL Licensing LLC	-$17,000.00
Payments for Due From A7FL Live LLC	-$16,400.00
Payments for Due from Shareholder: Ryan	-$380.00
Payments for Due from Shareholder: Sener	-$13,000.00
Total Other	**-$46,780.00**
Net Cash from Investing Activities	**-$46,780.00**
Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Proceeds from Due to A7FL Live, LLC	$11,000.00
Proceeds from Due to Shareholder: Sener	$20,000.00
Received from Common Stock	$241,411.31

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Financing Activities

Owner Draw	-$525.55
Total Owners and Shareholders	**$271,885.76**
Other	
Net Cash from Financing Activities	**$271,885.76**

OVERVIEW

Starting Balance	
BUS CHK # 0701	$45,293.83
Total Starting Balance	**$45,293.83** As of 2021-01-01
Gross Cash Inflow	$316,052.87
Gross Cash Outflow	$282,891.52
Net Cash Change	**$33,161.35**
Ending Balance	
BUS CHK # 0701	$78,455.18
Total Ending Balance	**$78,455.18** As of 2021-12-31

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Cash Flow

A7FL Inc

Date Range: Jan 01, 2022 to Dec 31, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	
Sponsorship Income	$1,000.00
Other revenue	$204.30
Returns and Allowances	-$4,212.21
Sales	$1,431.79
Total Sales	**-$1,576.12**
Purchases	
Payments to Central Bill 6166	-$12,459.00
Payments to Chase Credit Card # 1743	-$27,078.00
Payments to CREDIT CARD (5707)	-$7,436.14
Advertising	-$600.00
Bank Service Charges	-$337.50
Corporate tax	-$75.50
Dues & Subscriptions	-$780.00
Insurance	-$7,724.00
Legal Fees	-$7,685.59
Media Expenses	-$119.00
Office Supplies	-$349.34
Postage and delivery	-$277.18
Professional Fees	-$12,658.00
Rent Expense	-$12,048.02

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Cash Prize Payouts	-$25,000.00
Subcontracted Services	-$22,834.51
Merchant Fees	$0.00
Total Purchases	**-$137,461.78**
Inventory	
Payroll	
Net Wages Payable paid	-$14,517.85
Payroll Tax Payable paid	-$3,132.20
Total Payroll	**-$17,650.05**
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$156,687.95**

Investing Activities	
Property, Plant, Equipment	
Other	
Payments for Due From A7FL Licensing LLC	-$24,000.00
Payments for Due From A7FL Live LLC	-$38,550.00
Payments for Due from Shareholder: Sener	-$19,500.00
Total Other	**-$82,050.00**
Net Cash from Investing Activities	**-$82,050.00**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Proceeds from Due to A7FL Licensing, LLC	$59,700.00
Proceeds from Due to A7FL Live, LLC	$3,500.00
Proceeds from Due to Shareholder: Sener	$33,500.00
Received from Common Stock	$87,890.02
Payments to Due to Shareholder: Sener	-$8,500.00
Paid to Owner Distributions: Ryan	-$3,485.93
Paid to Owner Distributions: Sener	-$9,763.15
Total Owners and Shareholders	**$162,840.94**

Other

Net Cash from Financing Activities	**$162,840.94**

OVERVIEW

Starting Balance

BUS CHK # 0701	$78,455.18
Total Starting Balance	**$78,455.18** As of 2022-01-01
Gross Cash Inflow	$194,458.31
Gross Cash Outflow	$270,355.32
Net Cash Change	**-$75,897.01**

Ending Balance

BUS CHK # 0701	$2,558.17
Total Ending Balance	**$2,558.17** As of 2022-12-31

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Cash Flow

A7FL LICENSING LLC

Date Range: Jan 01, 2022 to Dec 31, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	
Sponsorship Income	$2,412.26
Media Rights & Monetization Income	$108,207.65
Sales	$75,000.00
Total Sales	**$185,619.91**
Purchases	
Bank Service Charges	-$30.00
Cash Prize Payouts	-$5,400.00
Contractor Expenses	-$54,681.80
Total Purchases	**-$60,111.80**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**$125,508.11**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Investing Activities

Property, Plant, Equipment

Other

Payments for Due From A7FL Live, LLC	-$63,700.00
Payments for Due From A7FL, Inc.	-$59,700.00
Total Other	**-$123,400.00**
Net Cash from Investing Activities	**-$123,400.00**

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Proceeds from Due to A7FL Inc	$24,000.00
Proceeds from Due to A7FL Live, LLC	$9,000.00
Total Owners and Shareholders	**$33,000.00**

Other

Net Cash from Financing Activities	**$33,000.00**

OVERVIEW

Starting Balance

BUS COMPLETE CHK (911)	$4,373.81
Total Starting Balance	**$4,373.81** As of 2022-01-01
Gross Cash Inflow	$218,619.91
Gross Cash Outflow	$183,511.80
Net Cash Change	**$35,108.11**

Ending Balance

BUS COMPLETE CHK (911)	$39,481.92

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

OVERVIEW

Total Ending Balance

$39,481.92
As of 2022-12-31

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Cash Flow

A7FL LIVE LLC

Date Range: Jan 01, 2022 to Dec 31, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	
Player Fees Income	$1,011.41
Sales	$84,751.47
Total Sales	**$85,762.88**
Purchases	
Payments to R. DEPAUL (5212)	-$2,500.00
Advertising & Promotion	-$2,830.09
Bank Service Charges	-$15.00
Rent Expense	-$7,223.00
Travel Expense	-$400.00
Contractor Expenses	-$131,061.43
Field Rental	-$18,106.50
Merchant Fees	-$2,056.03
Referees	-$2,600.00
Total Purchases	**-$166,792.05**
Inventory	
Payroll	
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$81,029.17**

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Investing Activities

Property, Plant, Equipment

Other

Payments for Due From A7FL Licensing, LLC	-$9,000.00
Payments for Due From A7FL, Inc.	-$15,594.74
Total Other	**-$24,594.74**
Net Cash from Investing Activities	**-$24,594.74**

Financing Activities

Loans and Lines of Credit

Owners and Shareholders

Proceeds from Due to A7FL Inc	$34,500.00
Proceeds from Due to A7FL Licensing, LLC	$63,700.00
Total Owners and Shareholders	**$98,200.00**

Other

Net Cash from Financing Activities	**$98,200.00**

OVERVIEW

Starting Balance

BUS COMPLETE CHK (225)	$87,370.49
Total Starting Balance	**$87,370.49** As of 2022-01-01
Gross Cash Inflow	$187,215.17
Gross Cash Outflow	$194,639.08
Net Cash Change	**-$7,423.91**

Ending Balance

BUS COMPLETE CHK (225)	$79,946.58

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

Total Ending Balance

$79,946.58
As of 2022-12-31

These financial statements have not been subject to an audit or review or compilation engagement and therefore no assurance is provided.

CERTIFICATION

I, Sener Korkusuz, Principal Executive Officer of A7FL Inc, hereby certify that the financial statements of A7FL Inc included in this Report are true and complete in all material respects.

Sener Korkusuz

CEO